Exhibit 99.3

Sinovac Receives Drug Registration Certificate from Hong Kong Department of Health for Seasonal Flu Vaccine Anflu(R)

Press Release Source: Sinovac Biotech Ltd. On Sunday October 24, 2010, 5:10 pm

BEIJING, Oct 24 /PRNewswire-Asia-FirstCall/ — Sinovac Biotech Ltd. (Nasdaq:SVA - News), a leading provider of biopharmaceutical products in China, announced today that Sinovac Biotech (Hong Kong) Ltd., its wholly owned subsidiary company in Hong Kong, has received the Certificate of Drug/Product Registration from the Hong Kong Department of Health for its seasonal influenza vaccine Anflu®. Sinovac filed the application with the Hong Kong Department of Health for the drug registration certificate for Anflu in November 2009. Obtaining the drug certificate in Hong Kong is a continuation of Sinovac’s strategy to pursue opportunities to export its vaccines manufactured in mainland China to targeted areas and countries around the globe.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, stated, “We are advancing our international sales strategy by obtaining regulatory approvals in targeted areas and countries that will enable us generate sales by exporting our commercialized vaccines. We have successfully registered Anflu in Hong Kong and are actively evaluating marketing and distribution opportunities in this market.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received the orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Helen Yang

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871

Fax:  +86-10-6296-6910

Email: info@sinovac.com

Investors:

Stephanie Carrington/Amy Glynn

The Ruth Group

Tel:  +1-646-536-7017/7023

Email: scarrington@theruthgroup.com

aglynn@theruthgroup.com

Media

Jason Rando

The Ruth Group

Tel:  +1-646-536-7025

Email: jrando@theruthgroup.com